UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-42155

Ping An Biomedical Co., Ltd.
(Registrant’s Name)

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Chairman, Chief Executive Officer, Chief Financial Officer, Executive Director and Independent Directors

In October 2025, the Board of Directors (the “Board”) of Ping An Biomedical Co., Ltd. (the “Company”) received and accepted the resignation of Ms. Yuk Yin Judy Li from her position as the Chairman and Director of the Board of the Company, the resignation of Ms. Lina Jiang from her position as the Director of the Board and Chief Executive Officer of the Company, the resignation of Ms. Xueyuan Chen from her position as the Chief Financial Officer of the Company and Mr. Taylor Carl Coplen from his position as independent director of the Board, all effective immediately. Each of Ms. Yuk Yin Judy Li, Ms. Lina Jiang, Ms. Xueyuan Chen and Mr. Taylor Carl Coplen resigned for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices.

Appointment of Chairman, Chief Financial Officer, Executive Director and Independent Director

Effective October 14, 2025, the Board appointed Mr. Pijun Liu as a Chairman of the Board of the Company, Chief Executive Officer of the Company, and the Executive Director of the Board, Ms. Hongli Yang as a Chief Financial Officer of the Company and Mr. Xianzhi Liu as independent director of the Board.

Mr. Pijun Liu, male, born in 1982, holds Chinese nationality. He graduated from Wuhan University of Technology with a bachelor’s degree and earned a master’s degree in Computer and Information Technology from the University of Arizona in the United States. From 2018 to 2020, he pursued postgraduate studies at the School of Finance, Renmin University of China, and later attended the EMBA program at Tsinghua Five College of Economics and Management. From 2004 to 2007, served as a project manager at ELong.com. From 2014 to 2023, served as the founder and CEO of Yueshang Group, receiving investments.

Ms. Hongli Yang, female, was born in 1995 and holds Chinese nationality. She graduated from Xiangtan University, majoring in Financial Management, and obtained a bachelor’s degree. Since 2021, she has successively served as the Chief Financial Officer at Softcom Information Technology (Group) Co., Ltd., Beijing Sinobo Information Technology Co., Ltd., and Huibo Cloud Communication Technology Co., Ltd. In these positions, she has comprehensively coordinated the management work of the finance department.

Mr. Xianzhi Liu, male, born in 1997, is a Chinese national with no permanent residence abroad. He graduated from North University of China with a bachelor’s degree in Electronic Science and Technology and from the University of Leeds with a master’s degree in Mechatronics and Robotics. In 2022, he worked at JD.com, Inc. From 2023 to 2024, he was employed at Beijing New Oriental Education Consulting Co., Ltd. Since 2025, he has been working at New Channel (Zhejiang Headquarters).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PING AN BIOMEDICAL CO., LTD.

Date: October 14, 2025	By:	/s/ Pijun Liu
	Name:	Pijun Liu
	Title:	Chairman of the Board of Directors

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